

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

22 June 2005





Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 June 2005, Re: Lion Industries Corporation Berhad - Groupwide Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Reference No **MM-050620-57164**

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**-**
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LICB**
* Stock code	:	**4235**
* Contact person	:	**Tengku Azian Shahriman**
* Designation	:	**Senior Vice President, Head of Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Lion Industries Corporation Berhad ("LICB")
Groupwide Corporate and Debt Restructuring Exercises ("GWRS")

* **Contents :-**

Reference is made to LICB's announcement dated 10 May 2005.

The Board of Directors of LICB wishes to announce that the proposal by its subsidiary company, Amsteel Mills Sdn Bhd to offer its scheme creditors the opportunity to tender their debts for cancellation in consideration for shares in Amsteel Corporation Berhad and Lion Diversified Holdings Berhad pursuant to the GWRS has been completed on 21 June 2005.

Upon the completion of the aforementioned proposal, all proposals contemplated under the GWRS for LICB have been implemented.

This announcement is dated 21 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

-


RHB Sakura Merchant Bankers Bhd
(9463-P)